30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

October 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Spirgel, Assistant Director

Re:          Liberty Broadband Corporation

Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-197619)

Dear Mr. Spirgel:

We hereby electronically file on behalf of Liberty Broadband Corporation (“Broadband”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”), originally filed on July 25, 2014.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Richard N. Baer, Senior Vice President and General Counsel of Broadband, dated September 22, 2014 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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General

1.                                      Comment:  We note your response to our prior comment 7 and are unable to agree with your analysis or conclusions. Because Broadband is not yet a reporting company, it must either include the price of the Series C shares to be issued upon exercise of the subscription rights or provide a bona fide price range for those shares, with the final price to be disclosed pursuant to Rule 430A in either a prospectus supplement or post-effective amendment. Because you do not intend to determine the price within 15 business days of effectiveness, a post-effective amendment would be required pursuant to Rule 430A to disclose the subscription price. Furthermore, as the commencement and expiration dates of the rights offering will depend on both the board’s discretion to set the distribution date and the date that trading begins on Nasdaq of the Series C common stock, it is not clear that the offering of the shares underlying the rights would begin promptly, as required by Rule 415(a)(1)(ix.) Accordingly, please revise to include a price range for the exercise price of the subscription rights in a pre-effective amendment. In addition, please make clear that the subscription price, the commencement date of the rights offering and the scheduled expiration date will be filed in a post-effective amendment declared effective prior to the commencement of the rights offering.

Response:  As reflected in the Registration Statement filed herewith, and based on our discussions with the Staff, we have revised the Registration Statement (i) to register only the shares of Broadband’s Series A, Series B and Series C common stock issuable in the Spin-Off and (ii) to remove from submission for registration the Series C Rights and the shares of Broadband’s Series C common stock issuable upon exercise of the Series C Rights. The distribution of the Series C Rights and such Series C common stock will be registered by Broadband pursuant to a separate registration statement. Accordingly, we believe that the Staff’s comment is no longer applicable to the Registration Statement.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:     Liberty Broadband Corporation

Richard N. Baer